SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 15, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

 - Investor Relations Release -

Novartis investigational bronchodilator QAB149 improves lung function and reduces breathlessness compared to tiotropium in patients with COPD

•                  New data show a higher proportion of patients treated with QAB149 achieved clinically relevant improvements in symptoms of breathlessness compared to tiotropium(1)

•                  Patients taking QAB149 experienced 20 percent more days free of ‘relief’ medication, used to treat acute episodes of severe breathlessness, compared to tiotropium(2)

•                  The Phase III data reinforce that once-daily QAB149 combines relevant 24-hour bronchodilation(3),(4) with an onset of action within five minutes(5)

Basel, September 15, 2009 — Novartis announced today results from Phase III trials showing QAB149 (indacaterol), an investigational once-daily bronchodilator for chronic obstructive pulmonary disease (COPD), significantly improves lung function(3) and provides a significant reduction in breathlessness(1) compared to tiotropium, a current treatment option. The data were presented this week at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, and build on those presented at the American Thoracic Society (ATS) Annual Meeting earlier this year.

“QAB149 has the potential to be recognized as the best bronchodilator for COPD by providing patients with significantly greater lung function improvement and reductions in breathlessness compared to other bronchodilators,” said Trevor Mundel, MD, Global Head of Development at Novartis Pharma AG. “We also plan for QAB149 to form the foundation of a new portfolio of products, designed to improve patients’ respiratory health.”

At 12 weeks of treatment, QAB149 150 µg and 300 µg improved trough FEV1(1), a key measure of lung function, by 50 ml and 40 ml respectively over tiotropium 18 µg (p<0.01)(3). New data show at week 26, that patients on QAB149 300 µg continued to show greater improvement in trough FEV1 than tiotropium (p<0.05)(3).

Further new data shows that a higher proportion of patients treated with QAB149 achieved a significant clinically relevant improvement in their symptoms of breathlessness compared to tiotropium(1). Patients on QAB149 also had a highly significant greater than 20 percent increase in days during which no ‘relief’ medication, therapies used to treat acute episodes of severe breathlessness, was required compared to patients treated with tiotropium(2).

If approved, QAB149 would become the first once-daily bronchodilator to combine clinically relevant 24-hour bronchodilation(3),(4) with onset of action within five minutes(5). QAB149 is currently

(1) Forced expiratory volume in the first second

undergoing regulatory review in the European Union, the United States and other countries around the world for the treatment of COPD.

“As most COPD patients want to remain active, we need new therapy options that alleviate some of the lifestyle compromises patients are forced to make due to their COPD,” said Professor Ronald Dahl, University Hospital of Aarhus, Denmark. “These indacaterol data in effect mean that the improvements in lung function are accompanied by important quality-of-life improvements that our patients need.”

Data presented on all evaluated doses of QAB149 highlights a good overall safety and tolerability profile(6),(7). The most common adverse drug reactions were nasopharyngitis, cough, upper respiratory tract infection, and headache. These were mild or moderate in the vast majority of cases and became less frequent if treatment was continued.

COPD is a progressive, life-threatening respiratory disease(8) that affects 210 million people worldwide(9). Commonly caused by cigarette smoke and other harmful fumes, COPD is characterized by a persistent obstruction of airflow in the lungs, resulting in breathlessness(8). According to the World Health Organization, COPD is currently projected to become the third leading cause of death worldwide by 2030(10). Bronchodilators are a group of drugs that widen the airways in the lungs. While incurable, COPD is manageable and improving airflow with the use of long-acting bronchodilators is central to symptomatic relief(11).

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “potential,” “plan,” “designed to,” “would,” “projected,” or similar expressions, or by express or implied discussions regarding potential marketing approvals for QAB149 (indacaterol) or of a potential Novartis portfolio of respiratory products or regarding potential future revenues from such products. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with QAB149 to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that QAB149 or any other potential components of a Novartis portfolio of respiratory products will be approved for sale in any market. Nor can there be any guarantee that such products will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding such products could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; competition in general; government, industry and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in each of these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)               Mahler DA, Palange P, Iqbal A et al. QAB149 once-daily improves dyspnoea in COPD patients: a 26-week placebo-controlled study with open-label tiotropium comparison. Abstract accepted for presentation at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, Austria, 12-16 September 2009.

(2)               Lötvall J, Cosio BG, Iqbal A et al. QAB149 once-daily improves day and night-time symptom control in COPD patients: a 26-week study versus placebo and tiotropium. Poster accepted for presentation at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, Austria, 12-16 September 2009.

(3)               Fogarty C, Hébert J, Iqbal A et al. QAB149 once-daily provides effective 24-h bronchodilation in COPD patients: a 26-week evaluation vs placebo and tiotropium. Poster accepted for presentation at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, Austria, 12-16 September 2009.

(4)               Dahl R, Kolman P, Jack D et al. Bronchodilator therapy with QAB149 once-daily in COPD: a 52-week comparison with formoterol. Abstract accepted for presentation at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, Austria, 12-16 September 2009.

(5)               Balint B, Watz H, Amos C et al. Fast onset of bronchodilation with QAB149 in patients with COPD. Abstract accepted for presentation at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, Austria, 12-16 September 2009.

(6)               Worth H, Kleerup E, Iqbal A et al. Safety and tolerability of QAB149 once-daily in COPD patients versus placebo and tiotropium: a 26-week study. Abstract accepted for presentation at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, Austria, 12-16 September 2009.

(7)               Chung KF, Kornmann O, Jack D et al. Safety and tolerability of indacaterol over 52 weeks of treatment in COPD. Abstract accepted for presentation at the European Respiratory Society (ERS) 2009 Annual Congress in Vienna, Austria, 12-16 September 2009.

(8)               NHBLI. What is COPD? http://www.nhlbi.nih.gov/health/dci/Diseases/Copd/Copd_WhatIs.html (accessed 14 September 2009).

(9)               World Health Organization. Factsheet No 315 Chronic obstructive pulmonary disease (COPD). http://www.who.int/mediacentre/factsheets/fs315/en/index.html (accessed 14 September 2009).

(10)         World Health Organization. COPD predicted to be third leading cause of death in 2030. http://www.who.int/gard/news_events/World_Health_Statistics_2008/en/index.html (accessed 14 September 2009).

(11)         Global Initiative for Chronic Obstructive Pulmonary Lung Disease. Global Strategy for the Diagnosis, Management, and Prevention of Chronic Obstructive Pulmonary Lung Disease. Updated 2007.

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Novartis Media Relations

Central media line : +41 61 324 2200	e-mail: media.relations@novartis.com
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Rebecca Fisher-Pollard Novartis Pharma Communications +41 61 324 91 66 +41 79 426 46 84 rebecca.fisher-pollard@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
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Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 15, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting